EXHIBIT 99.2

AGREEMENT REGARDING LEGAL SERVICES

This Agreement Regarding Legal Services (the “Agreement”) is made as of January 2, 2021, by and between Agentix Corp., a Nevada corporation (the “Company”), and Thomas Puzzo (the “Stockholder”).

WHEREAS, on March 29, 2020, the Company issued 333,000 shares (the “Shares”) of common stock to the Stockholder in exchange and as compensation for the Stockholder providing legal services to the Company from June 10, 2019 to March 27, 2020.

WHEREAS, the Company issued the Shares of our common stock in reliance upon the exemption from the registration provided by Section 4(a)(2) of the Securities Act, as a sale by an issuer not involving any public offering.

In consideration of the mutual promises made in this Agreement, and for other good and valuable consideration, receipt of which is hereby acknowledged, the Company and the Stockholder hereby agree as follows:

1. Registration of Shares. The Company confirms that on March 29, 2020 the Company agreed to issue the Shares to Stockholder as payment for legal services performed by the Stockholder to the Company from June 10, 2019 to March 27, 2020, and in consideration for forbearance on current payment of legal fees to the Stockholder, the Company agrees to register the Shares under Securities and Exchange Commission Form S-8.

The parties hereto have executed this Agreement as of the day and year set forth on the above.

The Company: AGENTIX CORP.

By:	/s/ Rudy Mazzocchi
Name:	Rudy Mazzocchi
Title:	Chief Executive Officer

The Stockholder:

/s/ Thomas Puzzo
Thomas Puzzo

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Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

April 5, 2013

VIA E-MAIL ATTACHMENT

Mike Winterhalter

FairWind Energy Inc.

254 Monarch Bay Plaza

Suite 254

Monarch Beach, California 92629

Re: Legal Representation

Dear Mr. Winterhalter:

Thank you for selecting me to represent FairWind Energy Inc., which will be a Nevada corporation (the “Company”), to act as the Company’s U.S. corporate and securities counsel. I will perform all corporate and US securities law matters that may arise, including but not limited to, drafting all US Securities and Exchange Commission (“SEC”) filings of the Company, drafting and or reviewing all agreements for the Company, providing advice with respect to US securities law and corporate governance matters, attending and taking minutes of directors’ and shareholders’ meetings, drafting consent resolutions for directors and shareholders, and drafting disclosure documents for private offering of the Company’s securities. The Company agrees that the scope of my representation of the Company, as defined by this agreement, will not include any litigation or arbitration services.

This letter will be a pre-incorporation contract of the Company, to be adopted by the Company at the organizational meeting of the Company.

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ATTORNEYS FEES

The following policies with respect to fee and expense charges applies to the Company and to all of my clients, unless other arrangements are made in writing (all dollar amounts represent United States currency):

A. Fees. Consistent with the ethical standard applicable to Washington attorneys, I charge reasonable fees for my legal services. In establishing a reasonable fee, I take into consideration a number of factors, including those set forth in the Washington Rules of Professional Conduct:

1.	The time and labor required, the novelty and difficulty of the questions involved, and the skill requisite to perform the legal service properly;
2.	The likelihood that the acceptance of the particular employment will preclude other employment by the lawyer;
3.	The fee customarily charged is the locality for similar services;
4.	The amount involved and the results obtained;
5.	The time limitations imposed by the client or by the circumstances;
6.	The nature and length of the professional relationship with the client; and
7.	The experience, reputation, and ability of the lawyer or lawyers performing the services.

In general, my fees are based upon an hourly rate and reflect all of these factors, as well as special arrangements, including fixed fee agreements, made with the Company. At present, my standard rate, with certain exceptions, is $275 per hour.

B. Costs. I also charge for expenses incurred in connection with a particular matter. These include, but are not limited to, the following:

1.	Long distance telephone charges outside of the US or Canada;
2.	Copying costs;
3.	Out-of-town travel expenses;
4.	Parking;
5.	Special delivery, courier, express mail and telecommunication costs;
6.	Computer research charges; and 7. Corporate filing and other recording fees.

For cost items that exceed $100.00, I will generally submit invoices to you for direct payment, and for lesser charges I will generally advance the amount and include a charge for direct payment, and for lesser charges I will generally advance the amount and include a charge for reimbursement in our statement. Extraordinary expenses will not be incurred, except in emergency situations, without your specific authorization.

C. Fee Earned Upon Receipt. For new clients, as well as for other special projects for existing clients, I customarily request an appropriate advance against fees and expenses to be incurred.

In this case I am requesting a fixed fee of $15,000 to be earned upon receipt for all legal advice and services in connection with the formation of the Company and its initial operations, drafting a Private Placement Memorandum and agreements therefor, a Securities and Exchange Commission (“SEC”) Form S-1, a legal opinion to the SEC regarding the validity of shares of common stock to be registered with the SEC, preparing all documentation required by a marketmaker in connection with a market maker submitting a Form 15c2-11 to the Financial Industry Regulatory Agency (“FINRA”) for the Company to obtain a ticker symbol, handling all communications with the SEC, the IRS and other US government agencies, FINRA, the Depository Trust Company and any other organization or entity in connection with the with the Form S-1 and the Company being able to have its shares of common stock quoted on the Over-the-Counter Bulletin Board.

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Any additional advice and services shall be billed at my hourly rate of $275 per hour, but only upon prior agreement and confirmation by the Company.

While the $15,000 fee shall become my property upon receipt, such fee arrangement does not alter the Company’s right to discharge me. The Company may be entitled to a refund if the agreed upon services are not performed.

D. Billing. I will submit a monthly statement for services rendered and expenses incurred. These statements will reflect a detailed breakdown of the services performed, the calculation of the fee, and the expenses for which reimbursement is sought. If your situation requires a particular form of statement, I will make every reasonable effort to accommodate that situation. I welcome the opportunity to discuss my statements with you and to answer any questions you may have.

E. Payment. I am proud of the promptness with which I attend to my clients’ legal needs and ask that you reciprocate by remitting payment on my statements promptly. I ask that all statements be paid in full within 30 days of their date. If payment is not received in full within thirty (30) days of statement date, then interest of 1% per month will be charged on the unpaid balance.

Unless otherwise arranged, if an account is outstanding for more than 30 days, I reserve the right to terminate work until the account is brought current. While I regret ever having to take this extreme step, I feel that it is only fair to my clients who have paid promptly for my services to make certain that their legal needs have our undivided attention. In the event that it becomes necessary to commence collection, the prevailing party will be entitled to all filing fees and collection costs, including actual attorneys’ fees.

F. No Errors and Omissions Insurance. Because of the excessive cost of errors and omissions insurance related to the practice of securities law, I am not insured for errors or omissions related to my legal practice. This may be a detriment to the Company because if I commit an error or omission in connection with my representation of the Company, and the Company sues me for professional negligence, the Company may have difficulty recovering damages against me or not be able to recover damages against me if I am unable to pay.

ATTORNEY CLIENT RELATIONSHIP

The following policies with respect to my representation in general applies to the Company and to all of my clients:

A. Scope of Representation. I shall keep you reasonably informed about the status of each matter, shall explain each matter to the extent reasonably necessary for you to make informed decisions regarding our representation, and shall abide by your decisions concerning the objectives of representation, subject to the limitations imposed by the Washington Rules of Professional Conduct.

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B. Confidentiality. All confidences or secrets communicated by you to me shall not be revealed, unless you consent after consultation, except for disclosures that are impliedly authorized in order to carry out our legal representation and subject to the limitations imposed by the Washington Rules of Professional Conduct.

C. Conflict of Interest. Washington law provides severe penalties for an attorney who fails to disclose a conflict of interest to a client. There is always a potential conflict of interest whenever an attorney represents more than on individual. Therefore, my representation of the Company is based upon our mutual understanding that I do not currently have any known conflict of interest in representing the Company.

D. Termination. You have the right to terminate my representation at any time. I have the same right, subject to an obligation to give you reasonable notice to arrange alternative representation. On termination, all fees and costs incurred prior to termination shall be paid promptly. Thereafter, I will deliver original documents entrusted to me and any documents, which you paid for that have not previously been delivered. You may obtain copies of any additional documents in my files upon request and payment of photocopying charges.

E. Completion of Representation. Upon completion of the representation of any client, I will retain files relating to the representation for a reasonable time. At a minimum, files will be retained by me in electronic format for three years from the conclusion of the matter. After that period of time, the files will be destroyed unless you request in writing that files be retained for a longer period. Additionally, the Company and I agree that I shall be obligated to provide files prepared by me relating to my representation of the Company in electronic format only to the Company.

If you have any questions, please do not hesitate to call me. Please return a signed copy of this letter to indicate your consent to the terms and conditions discussed above. I look forward to working with you.

Very truly yours,

/s/ Thomas Puzo
Thomas E. Puzzo

Agreed and accepted this 5th day of April 2013. FAIRWIND ENERGY INC.

By:	/s/ Mike Winterhalter
Name:	Mike Winterhalter

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